Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-297506

 333-297506-01

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 16, 2026, THE PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026 AND THE EQUITY INDEX PRODUCT PROSPECTUS SUPPLEMENT DATED JULY 16, 2026

US$1,915,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Issuer Redeemable Fixed Coupon Barrier Notes Linked to the Least Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index due August 10, 2027

•	Nomura America Finance, LLC is offering the issuer redeemable fixed coupon barrier notes linked to the least performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index (each, a “reference asset” and together, the “reference assets”) due August 10, 2027 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.
•	Monthly coupon payments at a rate of 1.0208% (equivalent to approximately 12.25% per annum), payable on each coupon payment date.
•	The notes will be redeemable by us, at our option, in whole but not in part, at the principal amount plus the applicable coupon, on any optional redemption date on or after February 10, 2027, regardless of the performance of any reference asset.
•	If the notes are not redeemed and a trigger event occurs, there is full exposure to declines in the least performing reference asset, and you will lose all or a portion of your principal amount at maturity. The reference asset with the lowest reference asset performance is the “least performing reference asset.”
•	A trigger event occurs if the final value of any reference asset is below its barrier value (70.00% of its initial value) on any trading day during the observation period
•	Approximately an one year maturity, if not redeemed.
•	The notes will not be listed on any securities exchange.
•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this pricing supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-13 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $990.30 per $1,000 principal amount, which is less than the price to public.

Delivery of the notes will be made against payment therefor on the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	0.25%	99.75%
Total	$1,915,000.00	$4,787.50	$1,910,212.50

Nomura Securities International, Inc., an affiliate of ours acting as the distribution agent, will purchase the notes from us at the price to the public less the agent’s commission. We will pay referral fees of 0.20% per $1,000 principal amount in connection with the distribution of the notes to other registered broker-dealers. In no case will the sum of the agent’s commission and referral fees exceed 0.45% per $1,000 principal amount. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above, but the agent’s commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. See “Supplemental Plan of Distribution (Conflicts of Interest)” herein.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

August 5, 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$1,915,000
Reference Assets:	The least performing of the Nasdaq-100 Index® (Ticker: NDX) (the “NDX”), the Russell 2000® Index (Ticker: RTY) (the “RTY”) and the S&P 500® Index (Ticker: SPX) (the “SPX”) (each, a “reference asset” and together, the “reference assets”)
Trade Date:	August 5, 2026
Original Issue Date:	August 10, 2026
Final Valuation Date:	August 5, 2027, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	August 10, 2027, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Coupon Payment Dates:	Coupon Payment Dates
September 11, 2026
October 8, 2026
November 10, 2026
December 10, 2026
January 8, 2027
	February 10, 2027	*
	March 10, 2027	*
	April 8, 2027	*
	May 10, 2027	*
	June 10, 2027	*
	July 9, 2027	*
	August 10, 2027 (the Stated Maturity Date)	*

* These coupon payment dates are also optional redemption dates

Each subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.

Coupon:	Unless the notes are redeemed by us at our election, we will pay a monthly coupon payment on each coupon payment date.
Coupon Rate:	1.0208% monthly (equivalent to approximately 12.25% per annum).
Early Redemption at the Option of the Issuer:	We may, at our election, redeem the notes on any optional redemption date on or after February 10, 2027. In that case, you will receive a redemption payment amount, per $1,000 principal amount of notes, equal to the principal amount plus the coupon, if payable, on the corresponding optional redemption date. If we elect to redeem the notes, we will send a notice to DTC through the trustee at least two business days before the applicable optional redemption date. We will have no independent obligation to notify you directly.
Payment at Maturity:	Unless the notes are redeemed by us at our election, on the maturity date, for each $1,000 principal amount of notes, we will pay you the cash settlement amount.
Cash Settlement Amount:

Unless the notes are redeemed by us at our election, for each $1,000 principal amount, you will receive a cash payment on the maturity date, calculated as follows:

•      If a trigger event has not occurred, $1,000; or

PS-2

•      If a trigger event has occurred, either:

○      if the final value of each reference asset is greater than or equal to its initial value, $1,000; or

○      if the final value of any reference asset is less than its initial value:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

In this case, you could lose a significant portion or all of the principal amount of your notes at maturity. Even with the coupons received during the term of the notes, your return on the notes may be negative.

Trigger event:	A trigger event occurs if the closing value of any reference asset is at or below its barrier value on any trading day during the observation period. If a market disruption event occurs with respect to any reference asset or its closing value is otherwise unavailable on any trading day during the observation period, the closing value of such reference asset on such trading day will be disregarded for purpose of determining the occurrence of a trigger event.
Observation period:	the period from but excluding the trade date to and including the final valuation date.
Least Performing Reference Asset:	The reference asset with the lowest reference asset performance.
Reference Asset Performance:	With respect to each reference asset, the quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Initial Value:	29,487.79 with respect to the NDX, 3,019.188 with respect to the RTY and 7,723.55 with respect to the SPX, each of which was its closing value on the trade date.
Final Value:	For each reference asset, its closing value on the final valuation date.
Barrier Value:	20,641.45 with respect to the NDX, 2,113.432 with respect to the RTY and 5,406.49 with respect to the SPX, each of which is 70.00% of its initial value (rounded to two decimal places for the NDX and the SPX, and rounded to three decimal places for the RTY).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KTQ7
ISIN No.:	US65541KTQ75
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000

PS-3

Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

PS-4

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 16, 2026 (the “prospectus”), the product prospectus supplement, dated July 16, 2026 (the “product prospectus supplement”) and the equity index product prospectus supplement, dated July 16, 2026 (the “equity index product prospectus supplement”), each relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus, the product prospectus supplement or the equity index product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus, the product prospectus supplement and the equity index product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-6 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus, the product prospectus supplement and the equity index product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•	Prospectus dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084292/tm2619954-3_424b3.htm

•	Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084314/tm2619530d11_424b3.htm

•	Equity Index Product Prospectus Supplement dated July 16, 2026:

https://www.sec.gov/Archives/edgar/data/1383951/000110465926084315/tm2619530d26_424b3.htm

PS-5

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the notes are not redeemed, a trigger event occurs and the final value of any reference asset is less than its initial value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% for each 1% that the reference asset performance of the least performing reference asset is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any coupons received prior to maturity, your return on the notes may be negative in this case.

Your Return on the Notes Is Limited to the Principal Amount Plus the Coupons, If Any, Regardless of Any Appreciation in the Value of Any Reference Asset.

You will not participate in any appreciation of the reference assets. In addition to any coupon payments received prior to maturity or early redemption, for each $1,000 principal amount, , at maturity or upon early redemption, you will receive $1,000 plus the final coupon, regardless of any appreciation in the value of any reference asset, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a security, the return of which was directly linked to the performance of any reference asset during the term of the notes.

The Notes May Be Redeemed Prior to the Maturity Date.

If the notes are redeemed early, the holding period over which you may receive coupon payments could be as little as approximately six months. It is more likely that we will redeem the notes prior to maturity if we expect that the coupon payments will result in a return on the notes which is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the maturity date.

Since the Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of any reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

PS-6

Because the Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the value of one of the reference assets will be below its barrier value during the observation period, than if the notes were linked to only one reference asset. Therefore, it is more likely that you will suffer a significant loss on your investment.

Higher Coupon Rates or Lower Barrier Values Are Generally Associated With a Reference Asset With Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a reference asset. The greater the expected volatility with respect to a reference asset on the trade date, the higher the expectation as of the trade date that the value of the reference asset could close below its barrier value on the final valuation date, indicating a higher expected risk of non-payment of coupons or loss on the notes. This greater expected risk will generally be reflected in a higher coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower barrier value or a higher coupon rate) than for similar securities linked to the performance of a reference asset with a lower expected volatility as of the trade date. You should therefore understand that a relatively higher coupon rate may indicate an increased risk of loss. Further, a relatively lower barrier value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a reference asset can change significantly over the term of the notes. The value of the reference asset for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the reference asset and the potential to lose some or all of your principal at maturity.

Risks Relating to the Reference Assets

Changes That Affect the Reference Assets May Affect the Value of the Reference Assets and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the reference asset sponsors of the reference assets concerning additions, deletions and substitutions of the stocks included in the reference assets, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the reference assets. The policies of the reference asset sponsors with respect to the calculation of the reference assets could also affect the value of the reference assets. The reference asset sponsors may discontinue or suspend calculation or dissemination of the reference assets. Any such actions could affect the value of the reference assets and the value of and the return on the notes.

An Investment In the Notes Is Subject to Small-capitalization Risks.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products or services. Any of these factors may adversely affect the performance of the RTY and consequently, the return on the notes.

Non-U.S. Securities Risk.

Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

PS-7

Tax Risks

The Tax Treatment of the Notes is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Is Less Than the Original Issue Price of Your Notes.

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates’ pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, our affiliates’ pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our affiliates’ pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement

PS-8

at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference assets, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference assets may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference assets from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

Any coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to a reference asset. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Assets Should Not Be Taken as an Indication of Its Future Performance.

The historical levels of the reference assets included in this pricing supplement should not be taken as an indication of its future performance. Changes in the levels of the reference assets will affect the market value of the notes, but it is impossible to predict whether the levels of the reference assets will rise or fall during the term of the notes. The levels of the reference assets will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference assets. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the levels of the reference assets and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference assets. By introducing competing products into the

PS-9

marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing values of the reference assets. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting a reference asset has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if a reference asset is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

PS-10

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference assets relative to its initial value. We cannot predict the closing value of the reference assets during the observation period, including the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference assets or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the least performing reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been redeemed by us prior to maturity and are held to maturity. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

🞂	Principal amount:	$1,000
🞂	Hypothetical initial value of the least performing reference asset:	1,000.00
🞂	Hypothetical barrier value of the least performing reference asset:	700.00 (70.00% of its hypothetical initial value)
🞂	Coupon rate:	1.0208% monthly (equivalent to approximately 12.25% per annum)

Hypothetical Final Value of the Least Performing Reference Asset	Hypothetical Reference Asset Performance of the Least Performing Reference Asset	Total Coupon Payments	Trigger Event Does Not Occur(1)		Trigger Event Occurs(1)
			Hypothetical Cash Settlement Amount (Excluding Any Coupon Payments)	Hypothetical Return on the Notes (Including All Coupon Payments)	Hypothetical Cash Settlement Amount (Excluding Any Coupon Payments)	Hypothetical Return on the Notes (Including All Coupon Payments)
2,000.00	100.00%	$122.50	$1,000.00	12.25%(2)	$1,000.00	12.25%(2)
1,500.00	50.00%	$122.50	$1,000.00	12.25%	$1,000.00	12.25%
1,250.00	25.00%	$122.50	$1,000.00	12.25%	$1,000.00	12.25%
1,000.00(3)	0.00%	$122.50	$1,000.00	12.25%	$1,000.00	12.25%
900.00	-10.00%	$122.50	$1,000.00	12.25%	$900.00	2.25%
800.00	-20.00%	$122.50	$1,000.00	12.25%	$800.00	-7.75%
700.00(4)	-30.00%	$122.50	$1,000.00	12.25%	$700.00	-17.75%
690.00	-31.00%	$122.50	N/A	N/A	$690.00	-18.75%
600.00	-40.00%	$122.50	N/A	N/A	$600.00	-27.75%
500.00	-50.00%	$122.50	N/A	N/A	$500.00	-37.75%
400.00	-60.00%	$122.50	N/A	N/A	$400.00	-47.75%
300.00	-70.00%	$122.50	N/A	N/A	$300.00	-57.75%
250.00	-75.00%	$122.50	N/A	N/A	$250.00	-62.75%
0.00	-100.00%	$122.50	N/A	N/A	$0.00	-87.75%

(1)	A trigger event occurs if the final value of any of the reference asset is below its barrier value on any trading day during the observation period.
(2)	The total return on the notes will not exceed the return represented by the coupon payments.
(3)	The hypothetical initial value of 1,000.00 used in these examples has been chosen for illustrative purposes only. The actual initial value of each reference asset is set forth under “Terms of the Notes”.
(4)	This is the hypothetical barrier value of the least performing reference asset.

PS-11

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been redeemed by us prior to maturity and are held to maturity.

Example 1: A trigger event does not occur and the reference asset performance of the least performing reference asset is 50.00%.

If a trigger event does not occur, the cash settlement amount, excluding the final coupon payment, would be $1,000.00 per $1,000 principal amount. When the cash settlement amount is added to the coupon payments of $122.50 received over the term of the notes, we would have paid a total of $1,122.50 per $1,000 principal amount, for a 12.25% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the coupon payments when the notes are not redeemed, a trigger event does not occur, regardless of the extent to which the value of the least performing reference asset increases on the final valuation date.

Example 2: A trigger event does not occur and the reference asset performance of the least performing reference asset is -20.00%.

If a trigger event does not occur, the cash settlement amount, excluding the final coupon payment, would be $1,000.00 per $1,000 principal amount. When the cash settlement amount is added to the coupon payments of $122.50 received over the term of the notes, we would have paid a total of $1,122.50 per $1,000 principal amount, for a 12.25% total return on the notes.

Example 2 shows that the total payments on the notes will be fixed at the principal amount plus the coupon payments when the notes are not redeemed, a trigger event does not occur, although the value of the least performing reference asset has decreased moderately on the final valuation date.

Example 3: A trigger event occurs and the reference asset performance of the least performing reference asset is 50.00%.

A trigger event occurs and the final value of the least performing reference asset is greater than or equal to its initial value, the cash settlement amount, excluding the final coupon payment, would be $1,000.00 per $1,000 principal amount. When the cash settlement amount is added to the coupon payments of $122.50 received over the term of the notes, we would have paid a total of $1,122.50 per $1,000 principal amount, for a 12.25% total return on the notes.

Example 3 shows that the total payments on the notes will be fixed at the principal amount plus the coupon payments when the notes are not redeemed, a trigger event occurs and the final value of the least performing reference asset is at or above its initial value, regardless of the extent to which the value of the least performing reference asset increases on the final valuation date.

Example 4: A trigger event occurs and the reference asset performance of the least performing reference asset is -75.00%.

If a trigger event occurs and the final value of the least performing reference asset is less than its initial value, the cash settlement amount, excluding the final coupon payment, would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

= $1,000 + ($1,000 × -75.00%)

= $250.00

When the cash settlement amount is added to the coupon payments of $122.50 received over the term of the notes, we would have paid a total of $372.50 per $1,000 principal amount, for a -62.75% total return on the notes.

Example 4 shows that if a trigger event occurs and the final value of the least performing reference asset is less than its initial value, you are exposed on a 1-to-1 basis to any decrease in the value of the least performing reference asset from its initial value. You may lose up to 100% of your principal amount at maturity. Even with the coupon payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any reference asset, but will be fully exposed to a decrease in the least performing reference asset if the notes are not redeemed and a trigger event occurs.

PS-12

THE REFERENCE ASSETS

Description of the NDX

The NDX is a modified market capitalization-weighted index of 100 of the largest non-financial companies listed on the Nasdaq Stock Market based on market capitalization. It does not contain securities of financial companies (based on the Financials industry classification according to the Industry Classification Benchmark). Each underlying stock's influence on the level of the NDX is directly proportional to the value of its share weight.

For more information about the NDX, see “The Nasdaq-100 Index®” beginning on page PS-10 of the accompanying Index Supplement.

Historical Performance of the NDX

The following graph sets forth the historical performance of the NDX based on the daily historical closing values from January 1, 2021 through August 5, 2026. We obtained the closing values below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the NDX

The historical values of the NDX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the NDX during the observation period, including the final valuation date.

PS-13

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see “The Russell 2000® Index” beginning on page PS-8 of the accompanying Index Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing values from January 1, 2021 through August 5, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the RTY

The historical values of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the RTY during the observation period, including the final valuation date.

PS-14

Description of the SPX

The SPX is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see “The S&P 500® Index” beginning on page PS-2 of the accompanying Index Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 1, 2021 through August 5, 2026. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the SPX

The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SPX during the observation period, including the final valuation date.

PS-15

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, each note should be treated as a put option written by you (the “Put Option”) that permits us to “cash settle” the Put Option, and a deposit with us of cash in an amount equal to the principal amount of the note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the accompanying prospectus under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as a Put Option and a Deposit.” We intend to treat the notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as a Put Option and a Deposit” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). For purposes of dividing the annual coupon rate of approximately 12.25% on the notes among interest on the Deposit and Put Premium, 3.93% constitutes interest on the Deposit and 8.32% constitutes Put Premium. If the notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupons is uncertain, to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference assets or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference assets or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents

PS-16

subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

PS-17

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have agreed to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement and to certain dealers at such price less a concession of 0.25% of the principal amount of the notes. We will pay referral fees of 0.20% per $1,000 principal amount in connection with the distribution of the notes to other registered broker-dealers. The distribution agent will agree to purchase the notes from us at a price of 99.75% of the principal amount. The distribution agent’s commission will be 0.25%. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of this pricing supplement and to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the notes and in no case will the sum of the agent’s commission and referral fees exceed 0.45% per $1,000 principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

PS-18

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and prospectus product supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 16, 2026, filed as an exhibit to the Registration Statement by the Issuer on July 16, 2026, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 16, 2026, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 16, 2026.

PS-19